

19003211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Partners Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 East Wisconsin Avenue, Suite 800
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle L. Klein 414-390-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

833 E. Michigan St., Ste 1200	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle L. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Partners Distributors LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public


CHRISTINE H. MILLER
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Artisan Partners Distributors LLC
Table of Contents
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member of Artisan Partners Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying financial condition of Artisan Partners Distributors LLC (the "Company") as of December 31, 2018, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 and 6 to the financial statements, the Company has entered into significant transactions with Artisan Partners Holdings LP, a related party.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the



Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Milwaukee, WI
February 20, 2019

We have served as the Company's auditor since 1998.

Artisan Partners Distributors LLC
Statement of Financial Condition
December 31, 2018

(expressed in U.S. dollars)

	At December 31, 2018
ASSETS	
Cash	$ 168,805
Prepaid expenses	283,388
Funds on deposit	66,185
Total assets	$ 518,378
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 44,146
Member's equity	
Paid-in capital	5,391,141
Accumulated deficit	(4,916,909)
Total member's equity	474,232
Total liabilities and member's equity	$ 518,378

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Operations
For the Year Ended December 31, 2018

(expressed in U.S. dollars)

	For the Year Ended December 31, 2018
Income	$ —
Expenses	
Registration expenses	301,332
Professional fees	44,165
Marketing and advertising expenses	55,055
Total expenses	400,552
Net loss	$ (400,552)

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2018

(expressed in U.S. dollars)

		For the Year Ended December 31, 2018
Paid-in-capital:		
Balance at beginning of year	$	4,881,670
Capital contributions from Artisan Partners Holdings LP		509,471
Balance at end of year		5,391,141
Accumulated deficit:		
Balance at beginning of year		(4,516,357)
Net loss		(400,552)
Balance at end of year		(4,916,909)
Total Member's equity	$	474,232

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Cash Flows
For the Year Ended December 31, 2018

(expressed in U.S. dollars)

		For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(400,552)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Prepaid expenses and funds on deposit		(58,857)
Accounts payable and accrued expenses		340
Net cash used in operating activities		(459,069)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from Artisan Partners Holdings LP		509,471
Net cash provided by financing activities		509,471
Net change in cash		50,402
Cash, beginning of period	$	118,403
Cash, end of period	$	168,805

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Operations

Artisan Partners Distributors LLC (the "Company") is a limited liability company organized in the State of Wisconsin. The Company's primary activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"), a family of Securities and Exchange Commission registered mutual funds. The Company may also privately place shares of Artisan Partners Global Funds Plc ("Artisan Global Funds"), a family of Ireland-domiciled funds organized pursuant to the European Union's Undertaking for Collective Investment in Transferable Securities as well as privately place unregistered funds offered and managed by affiliates of the Company. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash

Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit

Prepaid expenses primarily represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2018, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition

The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Artisan Global Funds or unregistered funds. Artisan Funds has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

Note 3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable.

Note 4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

The Company applies authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company's management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these agreements and expects the risk of loss to be remote. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 35% and net capital was in excess of its minimum net capital requirement of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

The Company also is a member of a self-regulatory organization that requires its members to maintain net capital in excess of what is required by the member's primary regulator. The excess net capital figure is determined by the member's membership level. The Company shall monitor its excess net capital requirements in accordance with its membership level and shall obtain capital contributions from Artisan Partners Holdings, as necessary.

The Company claims exemption under Sections (k)(1) and k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2019, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2018 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1 [A]

Net capital		
Total capital and allowable subordinated liabilities	$	474,232
Deduction of total nonallowable assets		349,573
Net capital before haircuts on securities		124,659
Haircuts on securities		—
Net capital	$	124,659
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	44,146
Total aggregate indebtedness	$	44,146
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	99,659
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	94,659
Percentage of aggregate indebtedness to net capital		35%

[A] No differences exist between the computation above and the computation included with the filed unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2018.

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3[B]

Artisan Partners Distributors LLC claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies and Rule 15c3-3(k)(2)(i), which exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

[B] No differences exist between the information included above and the information included with the filed unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2018.

Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2018